SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For December 31, 2009

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: March 11, 2010 By:__________________________________

Name: Andrés Cordero Title: General Director

To: SEC and NYSE

Important Information

We are pleased to address you once again in relation with the filing of the Financial Statement for the year ended December 31, 2009 and following our communications sent last year.

ENARGAS, that needs first to obtain the intervention of the Undersecretary of Coordination and Control of the Mininstry of Federal Planning, Public Investment and Services, has not yet issued the tariff charts pursuant to the Transitory Agreement between MetroGAS and the Renegotiation and Public Services Contract Analysis Unit (UNIREN) executed on October 1, 2008, ratified by Decree No. PEN234 dated March 26, 2009. (Official Gazette 14/04/09).

Even though the Company had to include in the invoices increases to the diverse categories of customers aimed at funding the capacity expansions for the main gas pipelines, paying gas increases to producers as well as imports of gas to face the domestic demand, said increases did not result in an income of any kind given that the tariff obtained by the distribution services has not been adjusted in over 10 years.

Although MetroGAS complied with all of the requirements as regards the pass through of levies, contributions and other charges that significantly impact, in an increasing and completely out of proportion way, on the Company's operating costs (i.e. Levy for Occupancy of Public Spaces within the Government of the City of Buenos Aires as well as several counties in the Province of Buenos Aires; Levy for Study, Revision and Inspection of public works (TERI); and also the daily differences in the price of gas purchasing and the operating unit costs), the authorities, disregarding all of the rules and regulations in force and after seven years since the Company first filed for recognition, have still not approved the pass through to the customers of the charges that MetroGAS was forced to pay in order to avoid court executions and continues to pay on a regular basis.

MetroGAS continues complying satisfactorily and without interruption with its obligation of providing public distribution services as agreed through the License, and therefore the Company had to absorb the increases in costs that from 2001 to 2009 rose by 200% on an average.

Both the National State and ENARGAS have been informed several times by the Company of the deterioration in the financial situation, arisen from the abovementioned reasons, which might lead to compromise the improvements to be carried out to Essential Assets, which their useful lives are completed.

Moreover, said deterioration continues to affect the Company's capacity to generate the necessary cash flow. Should this situation persist, it might force the Company to refinance its outstanding debt.

This is the reason why the Board of Directors agreed to hire Barclays Plc. to act as financial advisor, in order to work together with the Company to find the best possible alternative to timely refinance the Company's outstanding debt, while awaiting the National State to duly comply with the License Renegotiation Process pursuant to the current rules and regulations, which would lead the Company to a necessary Tariff Review to establish a fair and reasonable tariff that makes it sustainable for the Company to continue operating in the medium and long term.

Without any further comment,

Magdalena Gonzalez Garaño

Responsible of Market Relations